January 4, 2006


Via Edgar Transmission

Gary Newberry
United States Securities and Exchange Commission
Division of Corporate and Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:      Comment Letter, dated December 29, 2005

Dear Mr. Newberry:

This letter confirms our telephonic conversation on January 3, 2006, regarding the comment letter (the "Letter"), dated December 29, 2005, that Wellstone Filters, Inc. (the "Company") received from the staff of the Securities and Exchange Commission. As we discussed, the Company is unable to respond to the items raised in the Letter within the specified time period. As we further discussed, this delay is due to senior executives of the Company and its outside attorneys and accountants not being previously available due to holiday commitments. As we agreed, the Company will furnish its written response to the Letter, and if necessary amend its filings, no later than Friday, January 20, 2006. If this is not your understanding or you have any questions, please call me at (336) 597-8300

Very truly yours,


/s/ Samuel Veasey
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Samuel Veasey
Chief Financial Officer